Consolidated Financial Statements

Cardiome Pharma Corp.
(Expressed in Canadian dollars)
December 31, 2003

AUDITORS’ REPORT

To the Shareholders of
Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at December 31, 2003 and November 30, 2002 and the consolidated statements of loss and deficit and cash flows for the thirteen months ended December 31, 2003 and for each of the years in the two year period ended November 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and November 30, 2002 and the results of its operations and its cash flows for the thirteen months ended December 31, 2003 and for each of the years in the two year period ended November 30, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation and income taxes.

Vancouver, Canada,
February 26, 2004 (except as to
Note 19 [a] and [b] which are as of March 8, 2004).	Chartered Accountants

Cardiome Pharma Corp.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	December 31	November 30
	2003	2002
	$	$
		[Restated -
		note 4[b]]
ASSETS
Current
Cash and cash equivalents [note 6]	13,978,880	1,430,349
Short-term investments [notes 6 and 9]	30,604,031	18,306,028
Amounts receivable [note 5]	4,360,377	512,667
Prepaid expenses	798,004	71,199
Total current assets	49,741,292	20,320,243
Capital assets [note 7]	849,689	399,646
Intangible and other assets [note 8]	41,533,337	47,081,861
	92,124,318	67,801,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 14]	4,343,118	2,882,789
Deferred revenue [note 12]	4,893,400	529,068
Current portion of capital lease obligations [note 11[b]]	27,045	25,220
Total current liabilities	9,263,563	3,437,077
Capital lease obligations [note 11[b]]	7,040	36,260
Deferred revenue [note 12]	8,304,168	925,865
Future income tax liability [note 13]	15,860,000	17,970,000
Total liabilities	33,434,771	22,369,202

Shareholders’ equity
Share capital [note 10[b]]	119,645,857	88,582,098
Contributed surplus [note 3]	3,335,319	1,276,266
Deficit	(64,291,629)	(44,425,816)
Total shareholders’ equity	58,689,547	45,432,548
	92,124,318	67,801,750

Commitments and contingencies [notes 11 and 15]

See accompanying notes

On behalf of the Board:

"Fred Mermelstein"	"Robert Rieder"

Director	Director

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)

	Thirteen
	months ended
	December 31	Years ended November 30
	2003	2002	2001
	$	$	$
		[Restated -
		note 4[b]]
REVENUE
Licensing fees [note 12]	1,350,366	1,480,641	166,580
Research collaborative fees [note 12]	4,696,827	287,768	30,448
	6,047,193	1,768,409	197,028

EXPENSES
Research and development	16,928,018	9,759,442	5,206,731
General and administration	5,631,050	3,760,006	1,945,163
Amortization	6,028,230	4,441,501	550,097
	28,587,298	17,960,949	7,701,991
Operating loss	(22,540,105)	(16,192,540)	(7,504,963)

OTHER INCOME
Interest and other income	564,292	632,834	347,078

Loss before income taxes	(21,975,813)	(15,559,706)	(7,157,885)
Future income tax recovery [note 13]	2,110,000	1,530,000	—

Net loss for the period	(19,865,813)	(14,029,706)	(7,157,885)
Deficit, beginning of period	(44,425,816)	(30,396,110)	(22,810,225)
Adjustment for future income taxes [note 3[b]]	—	—	(428,000)
Deficit, end of period	(64,291,629)	(44,425,816)	(30,396,110)

Basic and diluted loss per common share [note 10[g]]	(0.63)	(0.60)	(0.69)

Weighted average number of
common shares outstanding [note 10[g]]	31,470,279	23,560,044	10,304,579

See accompanying notes

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

	Thirteen
	months ended
	December 31	Years ended November 30
	2003	2002	2001
	$	$	$
		[Restated -
		note 4[b]]
OPERATING ACTIVITIES
Loss for the period	(19,865,813)	(14,029,706)	(7,157,885)
Add items not affecting cash:
Amortization	6,028,230	4,441,501	550,097
Stock-based compensation	2,059,053	84,000	136,000
Future income tax recovery	(2,110,000)	(1,530,000)	—
Changes in non-cash working capital items relating to
operations:
Amounts receivable	(3,847,710)	(336,655)	143,701
Prepaid expenses	(726,805)	—	—
Accounts payable and accrued liabilities	948,087	1,741,108	(214,156)
Deferred revenue	11,742,635	106,559	(151,224)
Cash used in operating activities	(5,772,323)	(9,523,193)	(6,693,467)

FINANCING ACTIVITIES
Issuance of share capital	31,063,759	27,884,444	—
Issuance of special warrants	—	—	966,000
Payment on obligations under capital leases	(27,395)	(15,937)	(41,145)
Repayment of long-term debt	—	(724,574)	(50,161)
Cash provided by financing activities	31,036,364	27,143,933	874,694

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc. [note 4]	—	(1,382,606)	—
Purchase of capital assets	(336,050)	(203,375)	(74,776)
Patent costs capitalized	(81,457)	(481,962)	(125,090)
Purchase of short-term investments	(38,553,131)	(33,717,159)	(8,675,780)
Sale of short-term investments	26,255,128	18,212,961	12,845,611
Increase in deferred acquisition costs	—	—	(16,921)
Cash provided by (used in) investing activities	(12,715,510)	(17,572,141)	3,953,044

Increase (decrease) in cash and cash equivalents
during the period	12,548,531	48,599	(1,865,729)
Cash and cash equivalents, beginning of period	1,430,349	1,381,750	3,247,479
Cash and cash equivalents, end of period	13,978,880	1,430,349	1,381,750

Supplemental cash flow information:
Interest paid	3,439	3,039	5,369

See accompanying notes

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp. on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company changed its fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the thirteen month period ended December 31, 2003.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (incorporated in Canada) and Cardiome, Inc. (incorporated in the United States). Intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, reporting of revenue recognition and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiary, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of cost and market value.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Laboratory equipment under capital lease	Term of lease
Leasehold improvements	Term of lease plus one renewal period
Web-site development costs	3 years

Technology licenses and patent costs

Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceed the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Government grants

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the 13 months ended December 31, 2003, the Company recorded government grants of $76,000 [years ended November 30, 2002 - $37,000; November 30, 2001 - $88,137] as a reduction of research and development expenditures.

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. At December 31, 2003 and November 30, 2002, no development costs have been deferred.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 10[d]. Effective December 1, 2002, the Company adopted the fair value method of accounting for stock options granted, modified or settled since December 1, 2002 [note 3[a]].

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

3.	CHANGE IN ACCOUNTING PRINCIPLES

[a] Stock-based compensation and other stock-based payments

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) new Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms. Prior to the adoption of this standard no compensation expense was recognized for stock options issued. The change in this accounting policy did not result in any adjustment to the Company’s opening deficit balance on December 1, 2002. For the thirteen months ended December 31, 2003, the Company recorded $1,991,865 and $67,188 of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees, respectively.

[b] Income taxes

Effective December 1, 2000, the Company adopted the recommendations of the CICA with respect to accounting for income taxes. This change was applied retroactively and resulted in a decrease in technology and an increase in the deficit at December 1, 2000 of $428,000.

4.	BUSINESS COMBINATION AND ADJUSTMENT

[a]
On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc., a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), to ILEX’s rights under its license agreement with Burroughs Welcome Co. and The Wellcome Foundations, Ltd. to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitor. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc. The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

4.	BUSINESS COMBINATION AND ADJUSTMENT (cont’d.)

The purchase price has been allocated to the fair value of Cardiome, Inc.’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
License technology	48,897,408
Total assets acquired	49,458,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	19,500,000
Total liabilities assumed	20,578,613
Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526
Total consideration	28,879,787

The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company’s common shares on the Toronto Stock Exchange for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

[b]
The Company has retroactively restated its 2002 consolidated financial statements to reflect a reduction to the amount of future income tax assets recognized upon the acquisition of Cardiome, Inc. because the more likely than not criteria was not met. Accordingly, the value allocated to license technology was increased by $19,400,000 with a corresponding increase to future income tax liability. This adjustment resulted in an increase in amortization expense for the year ended November 30, 2002 of $1,430,000 with a corresponding increase in future income tax recovery. Net loss and net loss per share for the year ended November 30, 2002 were not affected.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

5.

FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. The obligations under capital leases bear interest at rates which, in management’s opinion, approximate the current interest rates and therefore, approximate their fair value.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euro dollars.

As at December 31, 2003, included in amounts receivable is an amount of $3,687,645 (US$2,844,308) due from one research collaborator.

6.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $6,472,000 [November 30, 2002 - $1,280,000] of commercial papers, bankers’ acceptances and term deposits with an average interest rate of 2.55% at December 31, 2003 [November 30, 2002 - 1.88%] including $nil [November 30, 2002 - $782,000 (US$500,000)] denominated in U.S. dollars.

Short-term investments mainly comprise commercial papers and term deposits with an average interest rate of 2.31% at December 31, 2003 [November 30, 2002 - 3.17%] and maturities to December 2004 [November 30, 2002 - August 2003] including $6,461,043 (US$4,983,450) [November 30, 2002 - $nil] denominated in U.S. dollars.

At December 31, 2003, the fair value of the short-term investments was approximately $30,624,000 [November 30, 2002 - $18,376,000], based on quoted market prices.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

7.	CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2003
Laboratory equipment	885,960	721,544	164,416
Computer equipment	576,215	446,436	129,779
Office equipment	266,843	120,017	146,826
Laboratory equipment under capital lease	77,418	45,161	32,257
Leasehold improvements	412,036	37,898	374,138
Web-site development costs	13,640	11,367	2,273
	2,232,112	1,382,423	849,689

November 30, 2002
Laboratory equipment	808,783	635,053	173,730
Computer equipment	476,360	374,794	101,566
Office equipment	129,187	86,470	42,717
Laboratory equipment under capital lease	77,418	17,204	60,214
Leasehold improvements	39,065	24,845	14,220
Web-site development costs	13,640	6,441	7,199
	1,544,453	1,144,807	399,646

Included in leasehold improvements at December 31, 2003, is an amount of $371,126 of leasehold improvements under construction for which no amortization has been charged [note 11[a]].

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

8.	INTANGIBLE AND OTHER ASSETS

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$

December 31, 2003
Technology licenses	53,365,070	12,282,502	41,082,568
Patents	1,049,010	598,241	450,769
Total	54,414,080	12,880,743	41,533,337
	[Restated - note 4[b]]
November 30, 2002
Technology licenses	53,365,070	6,600,695	46,764,375
Patents	806,920	489,434	317,486
Total	54,171,990	7,090,129	47,081,861

During the period ended December 31, 2003, the Company recorded additional amortization expense of $42,693 [years ended November 30, 2002 - $227,584; November 30, 2001 - $nil] with respect to patents no longer directly related to the Company’s current focus.

9.

CREDIT FACILITY

At December 31, 2003 and November 30, 2002, the Company had available a corporate credit card facility and an unused operating line of credit of $30,000 bearing interest at the bank’s prime rate and payable on demand. A cashable certificate of $100,000 [November 30, 2002 - $100,000] included in short-term investments is pledged as security against these facilities.

10.	SHARE CAPITAL

[a] Authorized

On May 12, 2003, the shareholders of the Company approved the creation of a class of preferred shares, issuable in series, having the rights and restrictions determined by the board of directors of the Company at the time the series is created.

The authorized common share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

[b] Issued

	Number of
Common shares	shares	Amount
	#	$

Balance, November 30, 2000	10,303,962	32,235,393
Issued pursuant to a technology assignment agreement [v]	5,000	16,000
Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants [iv]	458,583	864,927
Issued for cash upon public offering [iii]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261
Balance, November 30, 2002	28,308,098	88,582,098
Share issuance cost related to a prior share offering	—	(34,100)
Issued upon conversion of special warrants [ii]	3,810,000	7,133,752
Issued for cash upon public offering and exercise of over-
allotment option [i]	4,381,500	21,389,367
Issued for cash upon exercise of options	196,026	600,569
Issued for cash upon exercise of warrants	594,484	1,974,171
Issued pursuant to exercise of warrants on cashless
basis [iii]	25,601	—
Balance, December 31, 2003	37,315,709	119,645,857

[i]
On September 23, 2003, the Company closed a public offering of common shares pursuant to which the Company issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, including the exercise of over-allotment option, the Company paid a cash commission of $1,265,158 and incurred total legal and professional fees of $348,350.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

[ii]
On April 10, 2003, the Company completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitled the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants. Each whole share purchase warrant entitles the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $396,212.

[iii]
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering. During the period ended December 31, 2003, 105,596 Broker Warrants were exercised pursuant to a “cashless” exercise provision resulting in the issuance of 25,601 common shares.

[iv]
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitled the holder to acquire one common share at $3.20 expiring October 5 or 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent’s warrants to the agent of this financing. Each agent’s warrant entitled the holder to purchase one common share at $2.40 per share until October 10, 2003. On January 30, 2002, pursuant to a prospectus qualifying the underlying common shares and common share purchase warrants, the 458,583 special warrants were converted to 458,583 common shares and 229,292 common share purchase warrants. During the period ended December 31, 2003, the share purchase warrants were exercised for an amount of $707,126.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

	[v]	On October 15, 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.

	[vi]	As of February 26, 2004, the Company had 37,738,091 common shares issued and outstanding for a total share capital amount of $120,815,510.

[c] Common share purchase warrants As at December 31, 2003 common shares issuable upon exercise of common share purchase warrants and brokers’ warrants were outstanding as follows:

	Exercise	Number of
Date of expiry	price	warrants

March 8, 2004 [note 19 [a]]	$3.80	600,370
March 8, 2004 [note 19 [b]]	$6.64	2,540,157
April 10, 2004	$2.75	1,792,500
February 9, 2007	US $2.40	101,500
February 9, 2007	US $4.80	37,500
February 9, 2007	US $8.00	37,500
Balance as at December 31, 2003		5,109,527

[d] Stock options

On May 28, 2001, the shareholders approved a new stock option plan (“2001 Plan”) for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Plan which increased the number of the common shares issuable under the plan to 5,500,000. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. At December 31, 2003, the Company has 745,390 [November 30, 2002 - 1,863,062] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.) At December 31, 2003, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

		Options outstanding		Options exercisable
		December 31, 2003		December 31, 2003
		Weighted
		average	Weighted	Number of	Weighted
Range of	Number of	remaining	average	common	average
exercise price	common	contractual life	exercise price	shares	exercise price
$	shares issuable	(years)	$	issuable	$

$2.80-$2.92	202,500	3.15	2.91	202,500	2.91
$3.00-$3.82	3,346,084	4.83	3.28	1,976,375	3.26
$4.20-$5.05	582,500	5.34	4.99	47,500	4.27
$5.08-$5.96	395,000	3.07	5.52	318,750	5.58
$6.32-$7.24	32,500	0.77	6.71	32,500	6.71
	4,558,584	4.64	3.70	2,577,625	3.58

Subsequent to December 31, 2003, 110,000 options at an exercise price of $3.43 per common share were exercised, resulting in a balance of 4,453,584 stock options outstanding (of which 2,577,625 are exercisable) at a weighted average exercise price of $3.58 as at February 26, 2004.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.) Stock options activities are summarized as follows:

	Number of	Weighted average
	common shares	exercise
	under option	price
	#	$

Balance, November 30, 2000	919,688	5.16
Options granted	391,250	2.92
Options forfeited	(221,250)	5.04
Options cancelled	(10,000)	4.20
Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68
Balance, November 30, 2002	3,609,438	3.53
Options granted	1,650,750	4.28
Options exercised	(196,026)	3.06
Options forfeited	(355,578)	4.10
Options expired	(150,000)	5.96
Balance, December 31, 2003	4,558,584	3.70

[e] Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At December 31, 2003, these milestones had not been achieved as the Company no longer pursues this licensed technology.

[f] Stock-based compensation

The estimated fair value of options granted to officers, directors, employees, clinical advisory board members and consultants during the period ended December 31, 2003 is amortized to expense over the vesting period resulting in compensation expense of $2,059,053. This compensation expense is allocated between research and development expenses ($646,405) and general and administration expenses ($1,412,648) on the same basis as cash compensation. The weighted average fair value of stock options granted during the period ended December 31, 2003 was $2.65 per share. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 85%; risk-free interest rate - 3.95% and expected average life of the options - 6 years.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

[g] Loss per common share

	Thirteen months
	ended December 31	Years ended November 30
	2003	2002	2001
	$	$	$

Numerator
Loss for the period	(19,865,813)	(14,029,706)	(7,157,885)

Denominator
Weighted average number of common shares
outstanding	31,470,279	23,560,044	10,304,579

Basic and diluted loss per common share	(0.63)	(0.60)	(0.69)

11.	COMMITMENTS

[a] Operating leases

On September 3, 2003, the Company entered into a lease agreement for new office and laboratory space. The term of the lease will be 10 years commencing on March 15, 2004. Annual lease payments will be $301,000 per annum in the first year, increasing by $8,000 each year until the fifth year at which time the annual lease payments will be $333,000 per annum. For each remaining year of the term after the fifth year, the annual lease payments will be $357,000 per annum. The Company may, at its option, extend the term of the lease for three additional two-year periods. The Company’s current lease will expire on March 31, 2004 and requires the Company to make monthly rental payments of approximately $29,000 per month.

Rent expense for the period ended December 31, 2003 amounted to $374,510 [November 30, 2002 - $263,891; November 30, 2001 - $256,020].

In relation to the new premises, the Company has entered into a construction agreement for certain leasehold improvements totaling approximately $1.7 million, of which $371,126 has been incurred improvementsas of December 31, 2003. Pursuant to the lease agreement, the Company will be entitled to a cash tenant improvement allowance of approximately $792,000 from the landlord for leasehold improvements as well as a rent free period. These leasehold inducements will be recorded as received in fiscal 2004 and amortized over the term of the lease.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

11.	COMMITMENTS (cont’d.)

[b] Capital leases The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:

$

2004	28,464
2005	7,115
35,579
Less: amount representing interest	(1,495)
34,085
Less: current portion of capital lease obligations	(27,045)
Long term portion of capital lease obligations	7,040

Interest expense during the period ended December 31, 2003 amounted to $3,439 [years ended November 30, 2002 - $3,039; November 30, 2001 - $nil].

[c] Clinical research agreements

The Company has entered into various collaborative clinical research agreements requiring it to fund fixed research expenditures of approximately $5.1 million for various periods ending fiscal 2005.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

11.	COMMITMENTS (cont’d.)

[d] License agreements

[i]
Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31, 2003, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

[ii]
Pursuant to a service agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. The Company is no longer developing this licensed technology. As at December 31, 2003, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

[iii]
Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next four years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

[iv]
Pursuant to a license and option agreement, the Company paid US$250,000 in May 2002 upon the exercise of the option to purchase certain clinical data. The acquisition cost has been included in intangible and other assets. The Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. At December 31, 2003, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

12.	COLLABORATIVE AGREEMENTS

[a]

On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

The Company received an initial payment of US$1,000,000 in fiscal year ended November 30, 2002. This initial payment was amortized as licensing revenue on a straight-line basis over the maximum 36-month term of the service agreement. During the thirteen months ended December 31, 2003, the Company received research service fees of US$650,000 (November 30, 2002 - US$150,000), which were included in research collaborative fees. Subsequent to December 31, 2003, the Company received notification from UCB that it would not extend the service agreement beyond March 2004. Accordingly, the unamortized deferred revenue balance of $881,777 will be recorded as revenue during the first quarter ending March 31, 2004.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

12.	COLLABORATIVE AGREEMENTS (cont’d.)

[b]

On October 16, 2003, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company has granted Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous drugs in North America, including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of RSD1235 for markets outside North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation. Under the terms of the agreement, the Company received an up-front payment of $13.093 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.

Under the terms of the agreement, Fujisawa is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of RSD1235. Fujisawa is also responsible for 100% of the marketing costs for the intravenous application of RSD1235 in North America.

In addition, the Company has the right to require Fujisawa to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the Toronto Stock Exchange over a 30 calendar day period at any time within the twelve-month period after the Effective Date.

This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.

The initial upfront payment is recorded as licensing revenue on a straight-line basis over the estimated development period of 36 months. During the thirteen months ended December 31, 2003, the Company charged Fujisawa $647,400 (US$482,774) for project management and $3,126,542 (US$2,361,534) for research and development cost recoveries, which were included in research collaborative fees.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

13.

INCOME TAXES

At December 31, 2003, the Company has investment tax credits of $4,746,000 [November 30, 2002 - $3,623,000] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $21,457,000 [November 30, 2002 - $22,323,000] available to offset future tax income in Canada ($10,919,000) and the United States ($10,538,000). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2004	4,000	1,101,000
2005	62,000	24,000
2006	111,000	—
2007	261,000	—
2008	520,000	1,142,000
2009	402,000	8,652,000
2010	559,000	—
2011	786,000	—
2012	954,000	—
2013	1,087,000	—
2022	—	2,883,000
2023	—	7,655,000
	4,746,000	21,457,000

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

13.	INCOME TAXES (cont’d.) Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31	November 30
	2003	2002
	$	$

Future tax assets:
Tax loss carryforwards	8,093,000	7,964,000
Research and development deductions and credits	9,482,000	7,338,000
Tax values of depreciable assets in excess of accounting values	793,000	720,000
Revenue unearned for accounting purposes	4,701,000	518,000
Share issue costs	747,000	1,088,000
Other items	3,000	3,000
Total future tax assets	23,819,000	17,631,000
Valuation allowance	(23,708,000)	(17,408,000)
Total future tax assets	111,000	223,000

Future tax liabilities:
Accounting value of technology in excess of tax value	(15,971,000)	(18,193,000)
Total future tax liabilities	(15,971,000)	(18,193,000)
Net future tax liabilities	(15,860,000)	(17,970,000)

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets were recorded at December 31, 2003 and November 30, 2002.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

13.	INCOME TAXES (cont’d.) The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 37.75% [2002 - 40.04%; 2001 - 44.62%] statutory tax rate, is:

		Thirteen
		months ended
		December 31	Years ended November 30
		2003	2002	2001
		$	$	$
	Tax provision at combined statutory income
	tax rate	(8,296,000)	(6,230,000)	(3,193,900)
	(Utilization of losses) / occurrence of losses	(208,000)	3,490,000	1,784,000
	Amortization in excess of capital cost
	allowance for tax	135,000	248,000	245,500
	Research and development expenses
	not deducted for tax purposes	1,412,000	1,297,000	1,383,100
	Share issue costs	(557,000)	(394,000)	(158,300)
	Non-deductible expenses	777,000	—	—
	Revenue unearned for accounting purposes	4,433,000	43,000	(67,400)
	Other	194,000	16,000	7,000
	Future income tax recovery	(2,110,000)	(1,530,000)	—

14.	RELATED PARTY TRANSACTIONS The Company has incurred expenses for services provided to related parties as follows:

	December 31	November 30
	2003	2002	2001
	$	$	$

Companies with a common director for:
- contract research services	—	—	16,838
Directors for:
- research consulting services	—	20,833	113,732
- administrative consulting services	—	2,500	16,500
Law firm in which an officer is a partner for:
- legal services	—	100,159	—

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

14.

RELATED PARTY TRANSACTIONS (cont’d.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms. The amount noted for legal services relates to services provided since the appointment of the individual as an officer.

Included in accounts payable and accrued liabilities at December 31, 2003 is $nil [November 30, 2002 - $27,355; November 30, 2001 - $84,709] owing to related parties for services provided as described above.

15.	CONTINGENCIES

[a]
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

[b]
The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]
The Company entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

16.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
As described in note 3, the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $111,280 difference in technology and deficit under U.S. GAAP for the period ended December 31, 2003 [November 30, 2002 - $222,560; November 30, 2001 -$325,280].

[b]
For reconciliation purposes to U.S. GAAP for the years ended November 30, 2002 and 2001, the Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded compensation expense in respect of options granted to executive officers, directors and employees below fair market value amounted to $10,000 for the year ended November 30, 2002 [2001 - $44,100].

[c]
Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002 and 2001 respectively: dividend yield 0.0%; expected volatility 93% and 99%; risk-free interest rate 3.0% and 5.0%; and expected average option life of 3.8 and 4.5 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 for the year ended November 30, 2002 [2001 -$35,000] in respect of options earned by non-employees.

[d]
Under U.S. GAAP, short-term investments are classified as available-for-sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

16.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e]

For purposes of Canadian GAAP, the effect of the change in accounting principle for revenue recognition applied in fiscal 2001 was applied retroactively and all prior years were restated.

For purposes of U.S. GAAP, this change in accounting principle was applied as a cumulative effect adjustment to the fiscal 2001 reported net loss.

The effect of the above on the Company’s consolidated financial statements is set out below: Consolidated statements of loss and deficit

	Thirteen months
	ended December 31	Years ended November 30
	2003	2002	2001
	$	$	$

Loss for the period, Canadian GAAP	(19,865,813)	(14,029,706)	(7,157,885)
Amortization of other assets [note 16[a]]	(111,280)	(102,720)	(102,720)
Adjustment for stock-based compensation
- employees [note 16[b]]	—	(10,000)	(44,100)
- non-employees [note 16[c]]	—	(76,799)	(35,000)
Loss for the period, U.S. GAAP before cumulative
effect of change in accounting policy	(19,977,093)	(14,219,225)	(7,339,705)
Cumulative effect of change in accounting policy
[note 16[e]]	—	—	(1,499,598)
Loss for the period, U.S. GAAP	(19,977,093)	(14,219,225)	(8,839,303)
Reclassification adjustment for unrealized gains on
short-term investments	(72,509)	(29,591)	(117,662)
Unrealized gains on investments [note 16[d]]	19,973	72,509	29,591
Comprehensive loss for the period, U.S. GAAP	(20,029,629)	(14,176,307)	(8,927,374)

Loss for the period, U.S. GAAP	(19,977,093)	(14,219,225)	(8,839,303)

Weighted average number of common shares
outstanding, U.S. GAAP	31,470,279	23,560,044	10,304,579

Basic and diluted loss per common share, U.S. GAAP:
Before change in accounting policy	(0.63)	(0.60)	(0.71)
Change in accounting policy	—	—	(0.15)
Basic and diluted loss per common share,
U.S. GAAP	(0.63)	(0.60)	(0.86)

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

16.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.) Balance sheets Material variations in balance sheet accounts under U.S. GAAP are as follows:

	December 31	November 30
	2003	2002
	$	$

Cash and cash equivalents [note 16[d]]	13,978,880	1,432,392
Short-term investments [note 16[d]]	30,624,004	18,376,494
Intangible and other assets [note 16[a]]	41,644,617	47,304,421
Accumulated other comprehensive income [note 16[e]]	19,973	72,509
Contributed surplus [notes 16[b], [c] and [d]]	4,256,368	2,197,315
Deficit	(65,101,398)	(45,124,305)

17.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the period ended December 31, 2003, 25% and 75% of total revenue are derived from one collaborator in Switzerland and two collaborators in the United States respectively [years ended November 30, 2002 - 76%, 21% and 3% from three collaborators in Sweden, Switzerland and United States; November 30, 2001 - 92% and 8% from two collaborators in Sweden and United States].

18.	COMPARATIVE FIGURES Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period and the adjustment described in note 4[b].

19.	SUBSEQUENT EVENTS

	[a]	Subsequent to December 31, 2003, 600,370 warrants were exercised at a price of $3.80.

	[b]	On March 8, 2004, 2,540,157 warrants expired unexercised.